Exhibit A

Press Release
Ceragon Reports First Quarter 2013 – May 6 2013

CERAGON NETWORKS REPORTS FIRST QUARTER 2013 FINANCIAL RESULTS

Paramus, New Jersey, May 6, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the first quarter which ended March 31, 2013.

Revenues for the first quarter of 2013 reached $90.1 million, down 18% from $110.0 million for the first quarter of 2012, and down 16% from $106.8 million in the fourth quarter of 2012.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the first quarter of 2013 was $(14.1) million or $(0.38) per basic share and diluted share, compared to net loss of $(7.4) million in the first quarter of 2012, or $(0.20) per basic share and diluted share.

On a non-GAAP basis, excluding (a) $1.1 million of stock-based compensation expenses, (b) $0.7 million amortization of intangible assets, (c) $0.4 million inventory step up related to the Nera acquisition, (d) $2.8 million restructuring and other charges related to reduction in workforce (e) $0.3 million of changes in pre-acquisition indirect tax positions and (f) $3.1 million finance expenses related to a non-recurring currency devaluation in Venezuela, net loss for the first quarter was $(5.7) million, or $(0.16) per basic share and diluted share. Non-GAAP net loss for the first quarter of 2012 was $(2.2) million, or $(0.06) per basic share and diluted share (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the first quarter of 2013 was 30.5% of revenues. Gross margin on a non-GAAP basis was 31.9% of revenues.

Operating loss on a GAAP basis in the first quarter of 2013 was $(8.7) million. On a non-GAAP basis operating loss was $(3.4) million.

Cash and cash investments at the end of the quarter were $51.6 million.

“Our financial results for the first quarter of 2013 reflect longer sales cycles,” said Ira Palti, President and CEO of Ceragon. “The outlook remains the same as we indicated on April 8th. We are not seeing carriers cancelling or reducing the scope of their planned projects, and the delays in closing deals relate mainly to operator hesitation during a period of reevaluating business models with a network architecture transition on the horizon.

“Meanwhile, the response to our new product line from initial evaluations is very encouraging, and we expect to be able to capitalize on our leadership position beginning next year when the transition to new architectures expands beyond early adopters.”

Supplemental revenue breakouts:

Geographical breakdown, first quarter of 2013:

•	Europe:	19%
•	Africa:	13%
•	North America:	9%
•	Latin America:	38%
•	India:	8%
•	APAC:	13%

A conference call will follow today, May 6, 2013, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (800) 230-1059, or international +1(612) 234-9960 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA - (800) 475-6701, or international- +1 (320) 365-3844, Access Code: 287910A replay of both the call and the webcast will be available through June 6, 2013.

About Ceragon Networks Ltd.

Ceragon Networks Ltd.(NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries.  .Other names mentioned are owned by their respective holders.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. +1 (201)-853-0228 yoelk@ceragon.com	Media Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. Tel: +1-(201)-853-0271 abigaill@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

Join the Discussion:

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com

Ceragon Reports First Quarter 2013 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended
	March 31,
	2013	2012

Revenues	$90,097	$110,046
Cost of revenues	62,637	77,237

Gross profit	27,460	32,809

Operating expenses:
Research and development, net	11,906	12,155
Selling and marketing	17,533	19,634
General and administrative	6,715	7,215

Total operating expenses	$36,154	$39,004

Operating loss	8,694	6,195
Financial expenses, net	4,629	906

Loss before taxes	13,323	7,101

Taxes on income	818	290

Net loss	$14,141	$7,391

Basic and diluted net loss per share	$0.38	$0.20

Weighted average number of shares used in computing basic and diluted net loss per share	36,755,603	36,346,482

Ceragon Reports First Quarter 2013 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
 (Unaudited)

	March 31, 2013	December 31, 2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$46,805	$47,099
Short-term bank deposits	639	422
Trade receivables, net	128,655	149,120
Deferred taxes, net	7,382	8,589
Other accounts receivable and prepaid expenses	36,812	38,743
Inventories	62,660	65,554
Total current assets	282,953	309,527

NON-CURRENT ASSETS:
Marketable securities	4,111	4,068
Deferred taxes, net	10,083	9,140
Severance pay funds and pension	7,226	7,163
Property and equipment, net	33,826	33,642
Intangible assets, net	9,155	9,809
Goodwill	15,318	15,283
Other non-current assets	5,556	4,964
Total non-current assets	85,275	84,069

Total assets	$368,228	$393,596

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loans, including current maturities of long term loan	$26,232	$25,232
Trade payables	81,615	102,079
Deferred revenues	15,467	16,719
Other accounts payable and accrued expenses	46,415	36,090
Total current liabilities	169,729	180,120

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	16,478	18,536
Accrued severance pay and pension	12,208	12,311
Other long term liabilities	37,595	38,920
	66,281	69,767
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	98	98
Additional paid-in capital	320,318	318,106
Treasury shares at cost	(20,091)	(20,091)
Accumulated other comprehensive loss, net of taxes	(52)	(490)
Accumulated deficit	(168,055)	(153,914)

Total shareholders' equity	132,218	143,709

Total liabilities and shareholders' equity	$368,228	$393,596

Ceragon Reports First Quarter 2013 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended
	March 31,
	2013	2012
Cash flow from operating activities:
Net loss	$(14,141)	$(7,391)
Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation and amortization	4,038	3,771
Stock-based compensation expense	1,075	1,585
Decrease (increase) in trade and other receivables, net	23,652	(2,104)
Decrease in inventory, net of write-off	2,863	17,043
Increase (decrease) in trade payables and accrued liabilities	(13,425)	1,774
Decrease in deferred revenues	(1,252)	(9,172)
Decrease (increase) in deferred tax asset, net	150	(377)
Other adjustments	(101)	(104)
Net cash provided by operating activities	$2,859	$5,025

Cash flow from investing activities:
Purchase of property and equipment ,net	(2,895)	(3,303)
Investment in short and long-term bank deposit	(217)	(1,266)
Proceeds from short and long-term bank deposits	-	2,250
Proceeds from sale and maturities of marketable securities	-	9,717
Net cash provided by (used in) investing activities	$(3,112)	$7,398

Cash flow from financing activities:
Proceeds from exercise of options	1,137	213
Proceeds from short-term bank loan	3,000	-
Repayment of loans from financial institutions	(4,058)	(2,058)
Net cash provided by (used in) financing activities	$79	$(1,845)

Translation adjustments on cash and cash equivalents	$(120)	$(151)

Increase (decrease) in cash and cash equivalents	$(294)	$10,427

Cash and cash equivalents at the beginning of the period	47,099	28,991

Cash and cash equivalents at the end of the period	$46,805	$39,418

Ceragon Reports First Quarter 2013 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended March 31,
	2013			2012
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$90,097		$90,097	$110,046
Cost of revenues	62,637	(a) 1,295	61,342	74,940
Gross profit	27,460		28,755	35,106

Operating expenses:
Research and development, net	11,906	(b) 1,523	10,383	11,731
Selling and marketing	17,533	(c) 1,423	16,110	18,019
General and administrative	6,715	(d) 1,067	5,648	6,363

Total operating expenses	$36,154		$32,141	$36,113

Operating loss	8,694		3,386	1,007
Financial expenses, net	4,629	(e) 3,133	1,496	906

Loss before taxes	13,323		4,882	1,913

Taxes on income	818		818	290

Net loss	$14,141		$5,700	$2,203

Basic and diluted net loss per share	$0.38		$0.16	$0.06

Weighted average number of shares used in computing basic and diluted net loss per share	36,755,603		36,755,603	36,346,482

Total adjustments		8,441

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $0.4 million of inventory step-up, $0.3 million of changes in pre-acquisition indirect tax positions, $0.1 million of stock based compensation expenses and $0.2 million of restructuring and other charges related to reduction in workforce in the three months ended March 31, 2013.

(b)
Research and development expenses include $1.2 million of restructuring and other charges related to reduction in workforce and $0.3 million of stock based compensation expenses in the three months ended March 31, 2013.

(c)
Selling and marketing expenses includes $0.3 million of amortization of intangible assets, $0.7 million of restructuring and other charges related to reduction in workforce and $0.4 million of stock based compensation expenses in the three months ended March 31, 2013.

(d)
General and administrative expenses includes $0.7 million of restructuring other charges related to reduction in workforce and $0.4 million of stock based compensation expenses in the three months ended March 31, 2013.

(e)	Financial expenses includes $3.1 million non-recurring currency devaluation in Venezuela in the three months ended March 31, 2013

Ceragon Reports First Quarter 2013 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET LOSS
(U.S. dollars in thousands)
(Unaudited)

Three months ended
March 31, 2013

Reported GAAP net loss	14,141

Stock based compensation expenses	1,075
Amortization of intangible assets	666
Inventory step-up	459
Restructuring and other charges related to reduction in workforce	2,844
Changes in pre-acquisition indirect tax positions	264
Financial expenses related to non-recurring currency devaluation in Venezuela	3,133

Non-GAAP net loss	5,700

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Contact: Yoel Knoll
VP of Investor Relations
Ceragon Networks Ltd.
US. +1 (201) 853.0228
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoelk@ceragon.com